UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Media Analytics Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

584393201

(CUSIP Number)

Scott J. Silverman

1825 Ponce De Leon Blvd. Ste. 411

Coral Gables, FL 33134

(786) 323-7900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Shi, Min
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Peoples Republic of China
NUMBER OF	7	SOLE VOTING POWER 1,178,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,178,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,178,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.78%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Media Analytics Corporation, a Florida corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 1825 Ponce De Leon Blvd., Suite 411, Coral gables, FL 33134.

Item 2 Identity and Background

The Statement is being filed by Min Shi (“Ms. Shi”). Ms. Shi is the Secretary and a director of the Company with an address at 1825 Ponce de Leon Blvd, Suite 411, Coral Gables, FL 33134.

During the last five years Ms. Shi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Ms. Shi acquired the reported 1,178,000 shares (the “Shares”) of the Company’s common stock as follows:

On December 15, 2016, the Company, the majority shareholders of the Company (the “Sellers”) and certain buyers (the “Purchasers”) entered into a stock purchase agreement (the “SPA”), whereby the Purchasers purchased from the Sellers 7,600,000 shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), representing approximately 75.99% of the issued and outstanding shares of the Company, for an aggregate purchase price of $175,000 (the “Purchase Price”). On December 21, 2016, the closing of the transaction occurred (“Closing Date”). Ms. Shi was a party to the SPA. Pursuant to the SPA, Ms. Shi purchased 1,178,000 shares of the Company’s common stock for a purchase price in proportion to his share allotment. Ms. Shi was issued a share certificate for the Shares dated December 19, 2016.

Item 4 Purpose of Transaction.

The purpose of the transaction was to acquire a majority of the issued and outstanding common stock of the Issuer. Reference is made to a Form 8-K filed December 28, 2016, with the Securities and Exchange Commission for additional information on the purpose of this transaction.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Ms. Shi beneficially owns 1,178,000 shares of the issued and outstanding common stock of the Company. Such amount represents 11.78% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Ms. Shi holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Ms. Shi in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Ms. Shi.

(e) Not applicable.

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Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Ms. Shi, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Ms. Shi and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2017

/s/ Min Shi
Min Shi

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